

August 31, 2020

Steven Engle
Chief Executive Officer
CohBar, Inc.
1455 Adams Drive, Suite 2050
Menlo Park, CA 94025

> **Re: CohBar, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 24, 2020**
> **File No. 333-248279**

Dear Mr. Engle:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Deanna Virginio at 202-551-4530 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Chelsea Anderson, Esq.